NEWS RELEASE ELD No. 13-14
TSX: ELD   NYSE: EGO November 8, 2013

2013 Third Quarter Financial and Operating Results
Record Quarterly Gold Production

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to report on the Company's financial and operational results for the third quarter ended September 30, 2013.  Profit attributable to shareholders of the Company for the quarter was $36.4 million or $0.05 per share compared to $75.8 million or $0.11 per share for the same quarter in 2012.

“During the third quarter Eldorado produced 204,620 ounces of gold at average cash operating costs of $472 per ounce, a 21% increase in gold production.  Our gold mines continue to perform to plan and generate significant cash flows” said Paul Wright, CEO of Eldorado Gold. “With its strong balance sheet and comparatively low cost gold mining operations Eldorado is well-positioned with regard to the continuing weakness in gold prices.”

Third Quarter Summary Results and Corporate Developments

•	Gold production of 204,620 ounces at an average cash operating cost of $472 per ounce (Q3 2012 gold production – 169,565 ounces at $493 per ounce).

•	Gold sales of 199,117 ounces at an average gold price of $1,338 per ounce (Q3 2012 sales of 154,841 ounces at an average gold price of $1,670).

•	Continued strong cash generation from operating activities before changes in non-cash working capital of $104.8 million (Q3 2012 - $110.8 million).

•	During the quarter the Company announced updated resources for Certej and Olympias.

•	The Company paid a dividend of Cdn$0.05 per share on August 26, 2013 related to gold sales during the first half of 2013.

Corporate Developments

On October 30, 2013, Eldorado announced that it will acquire, through one of its subsidiaries and by way of a friendly cash takeover, all of the outstanding shares of Glory Resources Limited (“Glory”) that are not already owned or controlled by the Company for total consideration of approximately A$30.5 million. Eldorado currently owns 19.9% of the shares in Glory. Eldorado also proposes to acquire all the issued options of Glory for total consideration of approximately A$1.8 million and to settle Glory's deferred obligations in the Sapes Gold Project to Cape Lambert Resources Limited for A$6.5 million.

Review of Financial Results

Summarized Financial Results – quarter ended September 30,	2013	2012
Revenues (millions)	$287.3	$281.8
Gold Revenues (millions)	$266.4	$258.5
Gold sold (ounces)	199,117	154,841
Average realized gold price ($/ounce)	$1,338	$1,670
Cash operating costs ($/ounce sold) (1)	$472	$493
Total cash cost ($ per ounce sold) (1)	$528	$567
Gross profit from gold mining operations (1) (millions)	$123.1	$146.8
Profit attributable to shareholders of the Company (millions)	$36.4	$75.8
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.05	$0.11
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.05	$0.11
Dividends paid (Cdn$/share)	$0.05	$0.06
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$104.8	$110.8

(1) The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, gross profit from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. Please see Non-IFRS Measures in our third quarter 2013 MD&A for a discussion of these measures.

Net income for the quarter was $36.4 million (or $0.05 per share), compared with $75.8 million (or $0.11 per share) in the third quarter of 2012. Gross profit from gold mining operations fell $23.7 million year over year as a result of a 20% decline in realized gold prices year over year partially offset by a 7% decline in total cash costs. Net income for the quarter was also impacted by a non-cash $12.7 million write-down in the Company’s investment in associates. The effective tax rate for the third quarter was 50% as compared to a rate of 31% in the third quarter of 2012 mainly as a result of the impact of the weakening Turkish lira against the US dollar on the tax basis of our Turkish tax assets. Other factors affecting the effective tax rate during the quarter included taxable foreign exchange gains on US dollar cash balances held by our Turkish subsidiaries as well as withholding taxes on dividends paid by Jinfeng.

Operations Update

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes placed on pad	3,336,465	3,245,700	9,553,306	9,645,766
Average treated head grade - grams per tonne (g/t)	1.28	1.05	1.28	1.16
Gold (ounces)
- Produced	84,762	84,016	231,718	211,298
- Sold	85,029	83,750	231,959	210,905
Cash operating costs (per ounce sold)	$324	$334	$328	$335
Total cash costs (per ounce sold)	$343	$363	$349	$365
Financial Data (millions)
Gold revenues	$113.4	$139.8	$336.5	$350.1
Depreciation and depletion	$4.1	$3.4	$10.9	$8.7
Gross profit – gold mining operations	$79.5	$104.7	$242.1	$261.3
Capital expenditure on mining interests	$33.3	$26.3	$104.0	$77.6

Gold production at Kisladag during the third quarter was slightly higher than the same quarter of 2012 mainly due to the higher grade ore placed on the pad. Production for the nine-month period of 2013 was higher than 2012 also due to higher grades. Capital expenditures during the quarter included waste stripping, acquisition of mining equipment and construction activities.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	105,641	93,779	301,869	259,556
Average treated head grade - grams per tonne (g/t)	8.50	9.28	8.77	9.25
Average Recovery Rate (to Concentrate)	93.2%	93.3%	93.6%	92.9%
Gold (ounces)
- Produced – incl. pre commercial production (2012)	23,438	14,442	69,583	26,957
- Sold – commercial production	26,410	-	101,888	-
Cash operating costs (per ounce sold)	$551	-	$558	-
Total cash costs (per ounce sold)	$568	-	$586	-
Financial Data (millions)
Gold revenues	$35.4	-	$148.1	-
Depreciation and depletion	$5.9	-	$20.9	-
Gross profit – gold mining operations	$13.9	-	$64.9	-
Capital expenditure on mining interests	$5.3	$25.0	$21.8	$54.5

During the quarter Efemcukuru sold 26,410 ounces of gold in concentrate from third quarter operations and some inventory from second quarter production. Efemcukuru was in full production in the third quarter of 2013 as compared to the same quarter of 2012, at which time commissioning was ongoing. The mine and mill have both reached full design capacity. Capital expenditures during the quarter included underground development as well as plant upgrades and improvements.

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	285,406	283,654	805,532	791,904
Average treated head grade - grams per tonne (g/t)	3.40	3.55	3.54	3.75
Average Recovery Rate	82.9%	82.9%	82.5%	82.8%
Gold (ounces)
- Produced	28,179	28,944	82,324	84,932
- Sold	28,179	28,944	82,324	84,932
Cash operating costs (per ounce sold)	$377	$396	$405	$411
Total cash costs (per ounce sold)	$557	$593	$589	$606
Financial Data (millions)
Gold revenues	$38.1	$43.9	$119.0	$93.6
Depreciation and depletion	$6.7	$6.3	$20.0	$13.6
Gross profit – gold mining operations	$15.3	$24.5	$49.6	$69.6
Capital expenditure on mining interests	$4.2	$8.2	$9.3	$15.1

Gold production at Tanjianshan during the third quarter was slightly lower than the same quarter of 2012 as a result of lower head grades, partially offset by higher throughput. Cash operating costs per ounce decreased from the third quarter of 2012 as a result of lower processing costs. Capital spending included exploration activities and process improvements.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	363,798	356,575	1,052,406	1,062,891
Average treated head grade - grams per tonne (g/t)	3.66	2.43	3.14	2.77
Average Recovery Rate	88.0%	83.4%	85.0%	84.8%
Gold (ounces)
- Produced	40,212	25,821	90,843	86,686
- Sold	40,212	25,805	90,888	86,663
Cash operating costs (per ounce sold)	$684	$946	$743	$775
Total cash costs (per ounce sold)	$767	$1,044	$831	$855
Financial Data (millions)
Gold revenues	$53.8	$42.9	$129.7	$144.8
Depreciation and depletion	$13.0	$7.0	$27.2	$22.5
Gross profit – gold mining operations	$9.9	$8.9	$26.9	$48.1
Capital expenditure on mining interests	$15.0	$21.5	$44.3	$36.4

Gold production at Jinfeng in the third quarter was higher than the same quarter of 2012 due to higher head grades, recovery and throughput. Production from the open pit reached full capacity during the quarter and contributed to the improved head grade. Capital spending during the quarter included open pit stripping, underground mine development and process improvements.

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	209,581	210,114	611,548	556,266
Average treated head grade - grams per tonne (g/t)	3.28	3.14	3.44	3.67
Average Recovery Rate	84.0%	83.1%	85.5%	85.4%
Gold (ounces)
- Produced	19,287	16,342	57,664	55,921
- Sold	19,287	16,342	57,664	55,921
Cash operating costs (per ounce sold)	$713	$766	$693	$634
Total cash costs (per ounce sold)	$751	$813	$734	$679
Financial Data (millions)
Gold revenues	$25.7	$27.4	$83.9	$93.0
Depreciation and depletion	$6.7	$5.3	$20.6	$17.6
Gross profit – gold mining operations	$4.5	$8.7	$20.7	$37.3
Capital expenditure on mining interests	$9.1	$21.5	$20.9	$20.3

Gold production at White Mountain in the third quarter was higher than in the same period of 2012. This increase was largely a result of higher head grades. Cash operating costs per ounce decreased due to improved productivity from underground mining operations. Capital spending this quarter included underground development, exploration, tailings facility uplift and acquisition of underground mining equipment.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Processed	219,925	161,859	612,700	528,024
Iron Ore Produced	189,858	139,553	528,456	456,419
Average Grade (% Fe)	63.2%	63.5%	63.1%	63.5%
Iron Ore Tonnes
- Sold	126,835	123,180	338,257	383,785
Average Realized Iron Ore Price	$74	$59	$98	$77
Cash Costs (per tonne produced)	$58	$56	$65	$61
Financial Data (millions)
Revenues	$9.4	$7.3	$33.3	$29.4
Depreciation and depletion	$1.2	$1.1	$3.3	$3.2
Gross profit from mining operations	$0.9	$(0.8)	$8.1	$2.8
Capital expenditure on mining interests	$0.3	$0.4	$3.9	$0.7

Iron ore production in the third quarter increased 35% at Vila Nova as compared to the same quarter of 2012. The higher production year over year was due to mechanical and operational adjustments made in the treatment plant as well as an increase in scheduled operating hours in order to improve plant productivity. Iron ore sales were 3% higher than in 2012. Shipping continued through the public port in Santana while the Anglo-Ferrous port facility remains closed.

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes ore mined (wet)	60,011	58,591	174,245	144,062
Tonnes ore processed (dry)	56,463	55,911	167,315	136,785
Pb grade (%)	6.33%	5.96%	6.39%	6.22%
Zn grade (%)	9.37%	9.69%	9.49%	9.74%
Ag grade (g/t)	161	155	166	163
Tonnes of concentrate produced	14,586	14,084	42,918	35,224
Tonnes of concentrate sold	12,096	15,891	42,847	37,281
Average realized concentrate price (per tonne)	$820	$913	$840	$899
Cash Costs (per tonne of concentrate sold)	$547	$717	$749	$679
Financial Data (millions)
Revenues	$9.9	$14.5	$36.0	$34.4
Depreciation and depletion	$2.2	$2.0	$7.5	$4.7
Gross profit from mining operations	$1.1	$1.2	$-3.6	$4.4
Capital expenditure on mining interests	$1.4	$0.5	$2.0	$2.6

Stratoni operating and financial data for 2012 shown in the table above reflects operations subsequent to February 24, 2012, the date of the European Goldfields Ltd. acquisition.

During the third quarter, Stratoni mined 60,011 tonnes of run-of-mine ore and produced 14,586 tonnes of lead and zinc concentrate at an average cash cost of $547 per tonne of concentrate sold.  During the same period, Stratoni sold 12,096 tonnes of concentrate at an average price of $820 per tonne.

Olympias

During the third quarter, Olympias treated 185,012 tonnes of tailings and produced 8,742 payable gold ounces. Due to an unanticipated volume of fines in the tailings, production slowed during the quarter and modifications to the filtering process were begun. Commercial production is now expected during the fourth quarter, once the modifications to the filtering process equipment are complete. Capital spending totalled $22.8 million during the quarter and included underground decline development, underground rehabilitation and process plant improvements.

Development Projects Update

Skouries

General earthworks in the plant site area and site clearing of the first tailings dam footprint continued during the quarter. The main decline work advanced as planned, with a total of 115 meters completed. Geotechnical investigations to support underground and open pit designs progressed during the quarter.

Olympias

The Stratoni-Olympias 8km decline advanced 55 meters during the quarter, putting the face at 1,242 meters. Water inflow increased during the quarter, impacting the rate of advance and requiring cover grouting to slow the inflow. More extensive controls will be implemented during the fourth quarter to deal with anticipated continuing inflow. Olympias mine rehabilitation and development advanced 212 meters and 270 meters, respectively, as the pace of hiring and new employee training increased during the quarter to meet the mine’s objectives.

Perama Hill

We are awaiting final approval of the Environmental Impact Assessment (“EIA”) for Perama Hill. Approval of the EIA will allow construction of the initial infrastructure to commence and is required in order to obtain the permits to commence full construction. Preliminary engineering was substantially completed during the quarter. Additional engineering to support procurement of items with long lead-times was commenced during the quarter. Metallurgical testwork was completed and the results of the testwork will be included in the final plant design.

Certej

Geotechnical drilling and rock characterization work was conducted during the quarter in support of a pit slope stability analysis which will be used in the ultimate pit design. Geotechnical work was also performed to assess the conditions for the foundations of the process plant. Metallurgical testing continued throughout the quarter, including confirmatory flotation testing of extended ore zones and pressure oxidation testing. This work will continue during the fourth quarter. Design information from these areas will be incorporated into an updated study. Also included in the update will be infrastructure upgrades to accommodate the additional ore and waste tonnage expected to be handled over the life of the mine as a result of the updated resource model. Work was completed during the quarter on the first phase of construction of an alternate access road to the property.

Tocantinzinho

Permitting activities continued during the quarter at both the state and federal levels. Engineering efforts focussed on optimizing capital requirements of the project and development of updated operating costs. Work began on optimizing the layout of the site facilities and on the design of the site infrastructure. A business case for contractor mining was evaluated as an alternative to owner operated mining. Significant work was completed on development of a comprehensive tax model covering both investment capital and operating costs. During the fourth quarter we plan to review the geological model and develop a revised mine plan for incorporation into a revised life of mine economic analysis along with updated capital, operating and sustaining costs.  Non-essential field work was cancelled during the quarter. Field activity was limited to survey work needed to develop basic access to the site along the proposed main access road.

Eastern Dragon

Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on preparing the necessary paperwork to the National Development and Reform Commission (“NDRC”), as well as determining the timeline for review and approval.

Exploration Update

In the third quarter approximately 27,500 metres of exploration drilling were completed at the Company’s operating mines, developments and exploration projects, bringing the 2013 drilling total to 108,000 metres.

In Greece, continued drilling at the Piavitsa project focused on extending the first-pass drill coverage over the 2.5 km strike length of the mineralized Stratoni Fault Zone. Completion of a comprehensive relogging program and geological reinterpretation of the Olympias deposit culminated in an updated resource model late in the quarter.

In Romania, the resource expansion and infill drilling at the Certej deposit was completed early in the quarter and results were incorporated into an updated resource model which was published in our press release dated September 9, 2013. Exploration activities in Romania during the fourth quarter will be directed towards defining targets for drilling programs on three nearby exploration licenses.

In Turkey, drilling continued at the Efemcukuru minesite (both Kokarpinar and Kestane Beleni vein targets) and at the Ardala/Salinbas exploration project.

In China, exploration drilling programs focused on further delineation of Inferred Resources at the White Mountain Northern Extension, infilling high-grade zones at the Jinlonggou Bridge Zone and West Wall targets and step-out drilling in the newly defined Qinlongtan North Zone.

In Brazil, exploration activities concentrated on developing drilling targets at our early-stage projects and on new project generation.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Eldorado will host a conference call on Friday, November 8, 2013 to discuss the 2013 Second Quarter Financial and Operating Results at 11:30 a.m. EDT (8:30 a.m. PST).  You may participate in the conference call by dialling 416-340-2219 in Toronto or 1-866-225-0198 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until November 15, 2013   by dialling 905-694-9451  Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 5235773.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to  the Company’s Q3, 2013 Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28,2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO)

Contact

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166
Fax: 604.687.4026
Email: nancyw@eldoradogold.com
Request for information packages: laurelw@eldoradogold.com
1188, 550 Burrard Street Vancouver, BC V6C 2B5 Website: www.eldoradogold.com

ELDORADO GOLD

Q3 2013 Gold Production Highlights (in US$)

	First Quarter 2013	Second Quarter 2013	Third Quarter 2013	Third Quarter 2012	First Nine Months 2013	First Nine Months 2012
Gold Production
Ounces Sold	189,346	176,260	199,117	154,841	564,723	438,421
Ounces Produced1	163,768	183,971	204,620	169,565	552,359	465,794
Cash Operating Cost ($/oz)2,4,5	505	478	472	493	485	475
Total Cash Cost ($/oz)3,4,5	567	536	528	567	544	549
Realized Price ($/oz - sold)	1,622	1,382	1,338	1,670	1,447	1,665
Kişladağ Mine, Turkey
Ounces Sold	70,250	76,680	85,029	83,750	231,959	210,905
Ounces Produced	70,221	76,735	84,762	84,016	231,718	211,298
Tonnes to Pad	2,915,508	3,301,333	3,336,465	3,245,700	9,553,306	9,645,766
Grade (grams / tonne)	1.29	1.26	1.28	1.05	1.28	1.16
Cash Operating Cost ($/oz)4,5	334	327	324	334	328	335
Total Cash Cost ($/oz)3,4,5	359	348	343	363	349	365
Efemcukuru Mine, Turkey
Ounces Sold	50,291	25,187	26,410	-	101,888	-
Ounces Produced	19,856	26,289	23,438	14,442	69,583	26,957
Tonnes Milled	86,879	109,349	105,641	93,779	301,869	259,556
Grade (grams / tonne)	8.47	9.28	8.50	9.28	8.77	9.25
Cash Operating Cost ($/oz)4,5	582	519	551	-	558	-
Total Cash Cost ($/oz)3,4,5	619	537	568	-	586	-
Tanjianshan Mine, China
Ounces Sold	26,207	27,938	28,179	28,944	82,324	84,932
Ounces Produced	26,207	27,938	28,179	28,944	82,324	84,932
Tonnes Milled	247,061	273,065	285,406	283,654	805,532	791,904
Grade (grams / tonne)	3.74	3.50	3.40	3.55	3.54	3.75
Cash Operating Cost ($/oz)4,5	442	398	377	396	405	411
Total Cash Cost ($/oz)3,4,5	636	577	557	593	589	606
Jinfeng Mine, China
Ounces Sold	21,683	28,993	40,212	25,805	90,888	86,663
Ounces Produced	21,742	28,889	40,212	25,821	90,843	86,686
Tonnes Milled	351,901	336,707	363,798	356,575	1,052,406	1,062,891
Grade (grams / tonne)	2.43	3.33	3.66	2.43	3.14	2.77
Cash Operating Cost ($/oz) 4,5	832	757	684	946	743	775
Total Cash Cost ($/oz) 3,4,5	930	845	767	1,044	831	855
White Mountain Mine, China
Ounces Sold	20,915	17,462	19,287	16,342	57,664	55,921
Ounces Produced	20,915	17,462	19,287	16,342	57,664	55,921
Tonnes Milled	198,934	203,033	209,581	210,114	611,548	556,266
Grade (grams / tonne)	3.80	3.25	3.28	3.14	3.44	3.67
Cash Operating Cost ($/oz) 4,5	634	742	713	766	693	634
Total Cash Cost ($/oz) 3,4,5	679	781	751	813	734	679
Olympias, Greece
Ounces Sold	-	-	-	-	-	-
Ounces Produced1	4,827	6,658	8,742	-	20,227	-
Tonnes Milled	89,112	116,972	185,012	-	391,096	-
Grade (grams / tonne)	3.97	3.80	3.19	-	3.55	-
Cash Operating Cost ($/oz)4,5	-	-	-	-	-	-
Total Cash Cost ($/oz)3,4,5	-	-	-	-	-	-

1	Ounces produced include pre-commercial production in Olympias.
2	Cost figures calculated in accordance with the Gold Institute Standard.
3	Cash Operating Costs, plus royalties and the cost of off-site administration.
4	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.
5	Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	September 30, 2013	December 31, 2012
		$	$
ASSETS
Current assets
Cash and cash equivalents		665,840	816,843
Term deposits		59,600	-
Restricted cash		261	241
Marketable securities		3,156	1,988
Accounts receivable and other		99,211	112,324
Inventories		220,888	220,766
		1,048,956	1,152,162
Investments in associates	6	15,935	27,949
Deferred income tax assets		1,673	3,149
Restricted assets and other		34,062	31,846
Defined benefit pension plan		5,513	4,571
Property, plant and equipment		6,081,177	5,868,742
Goodwill		839,710	839,710
		8,027,026	7,928,129
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		215,514	224,567
Current debt	7	16,265	10,341
		231,779	234,908
Debt	7	584,519	582,974
Asset retirement obligations		80,974	79,971
Deferred income tax liabilities	8	959,300	816,941
		1,856,572	1,714,794
Equity
Share capital	9	5,309,770	5,300,957
Treasury stock		(11,084)	(7,445)
Contributed surplus		76,416	65,382
Accumulated other comprehensive loss		(26,273)	(24,535)
Retained earnings		544,148	594,876
Total equity attributable to shareholders of the Company		5,892,977	5,929,235
Attributable to non-controlling interests		277,477	284,100
		6,170,454	6,213,335
		8,027,026	7,928,129

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore Director	(Signed) Paul N. Wright Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Nine months ended
	Note	September 30,		September 30,
		2013	2012	2013	2012
		$	$	$	$
Revenue
Metal sales		287,254	281,839	892,251	797,579

Cost of sales
Production costs		120,753	107,615	367,254	293,340
Depreciation and amortization		40,461	26,082	112,809	78,635
		161,214	133,697	480,063	371,975
Gross profit		126,040	148,142	412,188	425,604

Exploration expenses		9,866	11,130	27,730	29,899
General and administrative expenses		14,671	17,518	49,396	53,345
Defined benefit pension plan expense		616	638	1,864	1,899
Share based payments		3,765	4,396	15,933	17,210
Acquisition costs	5	-	552	-	20,005
Foreign exchange loss (gain)		(939)	(1,926)	4,879	(2,227)
Operating profit		98,061	115,834	312,386	305,473

Loss (gain) on disposal of assets		(120)	(23)	(135)	423
Gain on marketable securities and other investments		-	-	(21)	(1,032)
Loss on investments in associates		1,426	1,375	2,549	3,119
Impairment loss on investment in associates	6	12,707	-	12,707	-
Other income		(2,460)	(264)	(7,574)	(2,641)
Asset retirement obligation accretion		278	457	1,003	1,328
Interest and financing costs		9,748	1,481	31,310	3,615

Profit before income tax		76,482	112,808	272,547	300,661
Income tax expense	8	38,152	34,435	233,954	98,965
Profit for the period		38,330	78,373	38,593	201,696

Attributable to:
Shareholders of the Company		36,410	75,845	34,221	190,320
Non-controlling interests		1,920	2,528	4,372	11,376
Profit for the period		38,330	78,373	38,593	201,696

Weighted average number of shares outstanding
Basic		715,083	712,789	714,901	680,121
Diluted		715,364	713,340	715,229	681,222

Earnings per share attributable to shareholders of the Company:
Basic earnings per share		0.05	0.11	0.05	0.28
Diluted earnings per share		0.05	0.11	0.05	0.28

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Profit for the period	38,330	78,373	38,593	201,696
Other comprehensive loss:
Change in fair value of available-for-sale financial assets	(321)	(231)	(1,721)	(1,368)
Realized gains on disposal of available-for-sale
financial assets transferred to net income	-	-	(17)	(24)
Actuarial losses on defined benefit pension plans	-	-	-	(5,701)
Total other comprehensive loss for the period	(321)	(231)	(1,738)	(7,093)
Total comprehensive income for the period	38,009	78,142	36,855	194,603

Attributable to:
Shareholders of the Company	36,089	75,614	32,483	183,227
Non-controlling interests	1,920	2,528	4,372	11,376
Total comprehensive income for the period	38,009	78,142	36,855	194,603

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
	Note	September 30,		September 30,
		2013	2012	2013	2012
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		38,330	78,373	38,593	201,696
Items not affecting cash
Asset retirement obligation accretion		278	457	1,003	1,328
Depreciation and amortization		40,461	26,082	112,809	78,635
Unrealized foreign exchange loss (gain)		(44)	(446)	480	(809)
Deferred income tax expense (recovery)	8	7,388	(42)	143,836	(6,730)
Loss (gain) on disposal of assets		(120)	(23)	(135)	423
Loss on investments in associates		1,426	1,375	2,549	3,119
Impairment loss on investment in associates		12,707	-	12,707	-
Gain on marketable securities and other investments		-	-	(21)	(1,032)
Share based payments		3,765	4,396	15,933	17,210
Defined benefit pension plan expense		616	638	1,864	1,899
		104,807	110,810	329,618	295,739

Changes in non-cash working capital	12	15,454	20,743	(20,811)	(121,914)
		120,261	131,553	308,807	173,825
Investing activities
Net cash received on acquisition of subsidiary	5	-	-	-	18,789
Purchase of property, plant and equipment		(119,055)	(136,779)	(336,818)	(303,891)
Proceeds from the sale of property, plant and equipment		412	99	604	890
Proceeds on pre-production sales		9,438	17,412	24,666	37,434
Purchase of marketable securities		-	2,152	-	-
Proceeds from the sale of marketable securities		-	-	332	230
Funding of non-registered supplemental retirement plan
investments, net		-	-	-	14,486
Investments in associates		-	(11,947)	(6,357)	(15,359)
Decrease (increase) on investment in term deposits		161,841	-	(59,600)	-
Decrease (increase) in restricted cash		(17)	20,240	(12)	18,571
		52,619	(108,823)	(377,185)	(228,850)
Financing activities
Issuance of common shares for cash		1,945	3,430	3,546	20,261
Dividend paid to non-controlling interests		-	(967)	-	(2,238)
Dividend paid to shareholders		(34,708)	(43,262)	(84,949)	(93,142)
Purchase of treasury stock		-	(691)	(6,462)	(6,702)
Long-term and bank debt proceeds		3,565	-	15,977	50,000
Long-term and bank debt repayments		-	(24,429)	(10,354)	(35,516)
Loan financing costs		-	-	(383)	-
		(29,198)	(65,919)	(82,625)	(67,337)
Net increase (decrease) in cash and cash equivalents		143,682	(43,189)	(151,003)	(122,362)
Cash and cash equivalents - beginning of period		522,158	522,158	816,843	522,158

Cash and cash equivalents - end of period		665,840	478,969	665,840	399,796

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
	Note	September 30,		September 30,
		2013	2012	2013	2012
		$	$	$	$
Share capital
Balance beginning of period		5,306,947	5,282,368	5,300,957	2,855,689
Shares issued upon exercise of share options, for cash		1,945	3,430	3,546	20,261
Transfer of contributed surplus on exercise of options		694	4,518	1,683	22,674
Shares issued on acquisition of European Goldfields Ltd.	5	-	-	-	2,380,140
Transfer of contributed surplus on exercise of deferred
phantom units		184	-	3,584	11,552
Balance end of period		5,309,770	5,290,316	5,309,770	5,290,316

Treasury stock
Balance beginning of period		(11,775)	(7,355)	(7,445)	(4,018)
Purchase of treasury stock		-	(691)	(6,462)	(6,702)
Shares redeemed upon exercise of restricted share units		691	729	2,823	3,403
Balance end of period		(11,084)	(7,317)	(11,084)	(7,317)

Contributed surplus
Balance beginning of period		71,389	70,444	65,382	30,441
Share based payments		3,685	4,081	16,213	16,231
Shares redeemed upon exercise of restricted share units		(691)	(729)	(2,823)	(3,403)
Options issued on acquisition of European Goldfields Ltd.	5	-	-	-	31,130
Deferred phantom units granted on acquisition of European
Goldfields Ltd.		-	-	-	29,105
Reversal of portion of non-controlling interest acquired due to buy out		2,911	-	2,911	-
Transfer to share capital on exercise of options and deferred
phantom units		(878)	(4,518)	(5,267)	(34,226)
Balance end of period		76,416	69,278	76,416	69,278

Accumulated other comprehensive loss
Balance beginning of period		(25,952)	(16,931)	(24,535)	(10,069)
Other comprehensive loss for the period		(321)	(231)	(1,738)	(7,093)
Balance end of period		(26,273)	(17,162)	(26,273)	(17,162)

Retained earnings
Balance beginning of period		542,446	447,311	594,876	382,716
Dividends paid		(34,708)	(43,262)	(84,949)	(93,142)
Profit attributable to shareholders of the Company		36,410	75,845	34,221	190,320
Balance end of period		544,148	479,894	544,148	479,894
Total equity attributable to shareholders of the Company		5,892,977	5,815,009	5,892,977	5,815,009

Non-controlling interests
Balance beginning of period		286,302	316,029	284,100	56,487
Profit attributable to non-controlling interests		1,920	2,528	4,372	11,376
Dividends declared to non-controlling interests		(7,584)	-	(7,584)	(9,399)
Non-controlling interest acquired from European Goldfields Ltd.	5	(2,911)	-	(2,911)	260,093
Non-controlling interest buy out		(250)	-	(500)	-
Balance end of period		277,477	318,557	277,477	318,557

Total equity		6,170,454	6,133,566	6,170,454	6,133,566

The accompanying notes are an integral part of these consolidated financial statements.